Filed by First Avenue Networks, Inc.
(Commission File No.: 000-21091)

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:  FiberTower Corporation

This filing related to the proposed merger transaction between First Avenue Networks, Inc. (“First Avenue”) and FiberTower Corporation (“FiberTower”) pursuant to the terms of an Agreement and Plan of Merger, dated as of May 14, 2006, by and among First Avenue, FiberTower and Marlin Acquisition Corporation, a wholly owned subsidiary of First Avenue. On May 15, 2006, First Avenue and FiberTower hosted a joint conference call to discuss the proposed merger transaction. The transcript of the conference call is attached hereto.

Additional Information and Where to Find It

In connection with First Avenue’s proposed business combination with FiberTower, First Avenue intends to file relevant materials with the SEC, including an information statement on Schedule 14C. Investors and security holders are urged to read these when they become available because they will contain important information about First Avenue, FiberTower and the proposed transaction. The information statement and other relevant materials (when they become available), and any other documents filed by First Avenue with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting First Avenue by directing a written request to: First Avenue Networks, Inc., 7925 Jones Branch Drive, Suite 3300, McLean, Virginia 22102, Attention: Investor Relations.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification, or obtaining an exemption to such registration or qualification, under the securities laws of any such jurisdiction.

Forward Looking Statements

Statements included in this communication which are not historical in nature are “forward-looking statements” within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These include, without limitation, statements regarding expected benefits and value of the contemplated merger, increased demand for the services, strategy, forecasts of revenues, earnings estimates, statements regarding contracts, work or revenue opportunities that may be secured in the future, and related information, all of which are based on current factual information and certain assumptions about future events which management believes to be reasonable at this time.

FIRST AVENUE NETWORKS

FiberTower/First Avenue Networks Conference Call

May 15, 2006

CHORUSCALL:	Good day, and welcome to the FiberTower/First Avenue Networks conference call. All participants will be in listen-only mode, but there will be an opportunity for you to ask questions at the end of today’s presentation. If you need assistance during the conference, please signal an operator by pressing star then zero on your touch-tone phone. For information, this conference is being recorded.

At this time, I would like to turn the conference over to Trish Drennan (ph), please go ahead.

TRISH DRENNAN (ph):	Thanks a bunch, Cha (ph), and good afternoon everyone for joining us this morning and welcome to First Avenue and FiberTower’s conference call to discuss this morning’s merger announcement.

I’m joined this afternoon by Scott Brady, CEO of FiberTower; Mike Gallagher, the CEO of First Avenue, and Tom Scott, the CFO of First Avenue.

Our discussion this afternoon is being made available via Web cast, accessible via First Avenue’s Web site. To access a replay of this call beginning on Tuesday, May 16, callers can dial 877-344-7529 and enter pass code number 390741. Also beginning tomorrow, a transcript of the call and a digital replay of the Web cast will be available at firstavenet.com.

I should also mention that our comments today will contain certain forward-looking statements, within the meanings of the Private Securities Litigation Reform Act of 1995. Our use of words such as “anticipate”, “expects”, “intends”, “plans”, “believes”, “may”, “will” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements include by way of example, merger closing, revenue and margin expectations or projections, and various references to trends in the industry and to FiberTower, and/or First Avenue’s business. Such statements reflect our current views with respect to future events, and are subject to risks, uncertainties and other factors, some of which are beyond our control that could cause the company’s actual results to differ materially from those anticipated in these forward-looking statements.

There are many risks, uncertainties and other factors that can prevent the company from achieving its goals or cause the company’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in our comments today. These factors and others are more fully discussed under risk factors, and First Avenue’s readily available Forms 10-K and 10-Q, as filed with the Securities and Exchange Commission.

In connection with First Avenue’s proposed business combination with FiberTower, First Avenue intends to file relevant materials with the SEC, including an information statement on Schedule 14C. Investor and security holders are urged to read these when they become available because they will contain important information about First Avenue, FiberTower and the proposed transaction. The information statement and other relevant materials when they become available and any other documents filed by First Avenue with the SEC may be obtained free of charge at the SEC’s Web site, SEC.gov. In addition, investors and security holders may obtain free copies of these documents as filed with the SEC by contacting First Avenue by directly sending a written request to First Avenue Networks, 7925 Jones Branch Drive, Suite 3300, McLean, Virginia 22102, Attention: Investor Relations.

This communication today shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale will be unlawful prior to registration or qualification, or obtaining an exemption to such registration or qualification under the securities laws of any such jurisdiction.

.	I would now like to turn the call over to First Avenue CEO, Mike Gallagher. Mike

MIKE GALLAGHER:

Thank you, Trish, and good afternoon to everyone on the call. As far as an agenda for this afternoon’s call, I’ll be starting off with an overview of how the merger agreement benefits our two companies. Scott will give you FiberTower’s perspective on the merger, as well as provide some details on their business. Tom will then walk you through the specifics of the deal. And finally, I’ll give you some insight into where we hope to take this company, as well as discuss some of our near term goals post closing.

Today, we celebrate the merger agreement between FiberTower and First Avenue, a logical combination of two leaders with operational efficiencies, customer relationships and nationwide spectrum assets. We see tremendous opportunity in mobile backhaul, as well as in other access solutions. We are firmly convinced that this merger will greatly benefit our employees, our customers and partners and our shareholders.

Let me start by saying this merger is about acceleration. Acceleration of the number of customer connections, acceleration of the fixed wireless business model, and acceleration towards becoming the premier provider of wireless access services in the United States.

.

Secondly, this merger is about reducing risk. For First Avenue, this deal puts us on the fast track to scaling the company nationwide. For FiberTower, which Scott will talk to, the deal enables them to supply nearly unlimited capacity to their customers, accelerate deployment and enhance their ability to provide services across customer locations

Finally, the complementary nature of the merger creates a clear market leader in the growing fixed wireless market. The new company will have nationwide spectrum holdings in 24 gigahertz, 39 gigahertz, and common carrier bands, customer relationships with five of the leading wireless carriers in the United States, nationwide operational assets, including network operation centers, network management systems and market by market engineering teams and over 200 very talented employees.

The time for fixed wireless is now. Research shows that less than six percent of cell sites, and 15 percent of enterprises have access to fiber and putting in new fiber is cost prohibitive. What does this mean? Both of our target markets backhaul and access have been underserved in terms of high capacity connectivity, that is, until now. Using wireless spectrum and proven technologies, the combined company will reach the previously underserved majority.

I’m going to turn the call over to Scott now so that may give you some more perspective on FiberTower’s logic with respect to the merger, as well as give you more information about their business. Scott.

SCOTT BRADY:

Thanks, Mike, and good afternoon everyone. On behalf of all of the employees at FiberTower, I’d like to thank everyone for joining us today. Like Mike, I believe today’s announcement represents a tremendous opportunity for our employees, customers and partners. With our plan to merge with First Avenue, the new company will be the de facto leading alternative provider of backhaul for wireless carriers.

Let me take a moment to expand on Mike’s overview, with a few words specifically about FiberTower. FiberTower began as a research project at Stanford University more than five years ago. In the research phase, we worked with several of the large wireless carriers and major tower operators, and recognized that given the projected growth in MOUs and data, the wireless carriers would require a more cost effective backhaul solution to meet both their scalability and quality requirements.

The findings of this study ultimately formed the basis for the FiberTower business model, and helped to identify the types of strategic investors that would be required to scale the business. Over the last five years, we have successfully partnered with our customers, and have developed the necessary operational expertise and systems to build and run large high quality networks. We believe these efforts have put us ahead of most other companies attempting to offer similar services.

FiberTower has raised $220 million in equity and currently provides service to five of the major wireless carriers and has over 1000 sites live in 12 markets. We’ve built a world class team with more than 180 people, and have implemented a sophisticated set of back office systems that have become part of our value proposition and differentiated us from the competition. We’ve also been fortunate to leverage the infrastructure of our Tower company investors, American Tower and Crown Castle, which has contributed greatly to our success.

Let me explain why I believe this merger makes sense. One of the key messages we hear from our customers is the desire for FiberTower to have a bigger impact on their network, both in terms of the number of sites we can address in a given market, and also the number of markets using service nationally. The existing FiberTower business model focuses on highly co-located tower locations where we deliver a shared backhaul solution to multiple carriers simultaneously. These tower locations are typically located in the suburban and rural parts of the market.

The First Avenue spectrum and business model are very well suited to serving the needs of the wireless carriers in the downtown and urban core where capacity requirements and cell site densities are both very high. By combining the First Avenue spectrum, our tower partners’ high quality sites, and a solution that now extends across the metro, suburban, and rural markets, we believe we can substantially increase the impact we can have on our customers’ networks.

In closing, I am very excited about this merger. I believe it represents a tremendous opportunity for FiberTower and First Avenue to join together and better meet the needs of our customers. This positions the new company as the leading provider of wireless backhaul services, and allows us to bring a truly differentiated solution to market. Thank you very much. And now I’d like to hand the call over to Tom Scott, CFO of First Avenue. Tom.

TOM SCOTT:

Thanks, Scott. Over the weekend, FiberTower and First Avenue entered into a definitive merger agreement. The agreement will combine the two companies in an all stock transaction valued at approximately $1.5 billion. Under the terms of the agreement, First Avenue will issue approximately 73.7 million common shares, subject to adjustment, to FiberTower stockholders. This will represent ownership of 51 percent of the combined entity on a fully diluted basis.

I also wanted to give you some of our perspective on relative valuation and contribution. The ownership makeup was reached by analyzing the contribution that each party brings to the table. As you know, FiberTower is not a public company so we are not in a position to disclose extensive information. The important metrics to note are FiberTower has invested over $200 million in building an infrastructure that will serve as the foundation to support a nationwide network.

Included in this are billing systems, provisioning and network monitoring systems, two network operating centers, and several systems which track network designs, and site components, and which provide a real time reporting on operational activities. They bring MSA’s to top carriers in the U.S. as well as very strong relationships with Crown Castle and American Tower. Their network today represents over 1000 live sites. And the pipeline they bring should increase this number significantly.

As far as our closing process, this merger is subject to customary conditions, including receipt of regulatory approvals, and we expect to get through closing some time in the latter part of the third quarter. I would now like to turn the call back over to Mike. Mike.

MIKE GALLAGHER:

Thanks, Tom. At closing, I’m pleased to assume the role of CEO of the new FiberTower. Combining the company’s operations engine with a nationwide spectrum footprint will allow us to concentrate on three main tasks: providing the highest quality services to our customers, maximizing the value of our spectrum and creating a top notch corporate culture for our employees that will facilitate an aggressive growth plan. If we are successful in these three areas, we expect that all of our constituents, particularly our shareholders will reap enormous rewards.

We intend to leverage the great customer relationships the FiberTower team has established, and we’ll look for ways to enhance our offerings as well as the quality of those offerings. The customers have been asking for a solution that supports more sites and connections per market. Our customers want to be sure that we can execute. Merging the two entities satisfies both of these challenges, enables the new FiberTower to deploy fixed wireless networks in metro, suburban and rural markets across the United States. We will also be able to benefit from some of the most technologically advanced equipment in the world, which will enable us to pick what technology and what business model to use on a per market, and per site, basis.

Finally, it will be the employees of the combined company who will lead us to success. An important discovery during our diligence was the cultural similarities. Scott and his team are seasoned telecom veterans who have a passion for what they do and have worked hard to make FiberTower the success it is today. Similarly, the First Avenue team is a very talented group who has been enthusiastically doing anything and everything to move the company into the next stage of growth. I’m very excited to be able to bring together such a talented group of folks to accomplish great things.

As I said earlier, the new company will have over 200 people, and I expect that number to grow as our operations grow. We expect to be able to leverage the back office infrastructure, FiberTower already has in place, to ensure that there are no obstacles that could defocus our sales and operation teams. We believe that the plan will facilitate moving the new company forward towards achieving its goal of operations in all major metro markets and the status of becoming one of the premier providers of national fixed wireless services

This ends our prepared remarks. And I’d now like to open it up for calls for questions that the listeners may have.

CHORUSCALL:

At this time, if you would like to ask a question, please press star then one on your touch-tone phone. You will hear a tone to confirm that you have entered the Q&A list. If you decide to withdraw your question, you may do so by pressing star then two. Again, pressing star then one will allow you to ask a question. Our first question comes from Ric Prentiss with Raymond James, go ahead, please.

MIKE GALLAGHER:	Hey, Ric, are you there?

RIC PRENTISS:	Can you hear me?

MIKE GALLAGHER:	Yes, we can hear you.

RIC PRENTISS:	Yes, good afternoon guys.

MIKE GALLAGHER:	How are you doing?

RIC PRENTISS:

Great. Obviously the market feels as excited about this deal as we think it could be. A couple of questions for you guys. The business is still in a nascent form. A lot of ramp up has to occur as far as addressing the needs of the carriers for backhaul. And what do you see as far as the path that you guys could be on ramping up the staff and the employee base? You touched on it briefly at the end there, Mike, about getting into the other markets. What should we look at as far as how you would ramp it up and where are these people going to come from?

And the second question is, on a funding side, I think I saw on your 10-Q at First Avenue side, about 67 million in cash and equivalents, what kind of — is there any short term funding needs. Is that one of the reasons for having done the deal? Or what do you think as far as the ramp up on the cap ex side, shall we say?

MIKE GALLAGHER:

Let me answer the second question first. We’ll probably be in the capital markets some 12 or 18 months from now, looking to raise more capital, as we figure out what are our growth plans, but there’s no immediate plans to do that right now.

On the other side of the ledger, we are into — we are in 12 markets that we’re live right now with contracts with five of the largest carriers. The plan is two fold. One, we absolutely plan to go deeper in every one of those markets, and make sure that we get as many carriers, and take advantage of the co-lo (ph) architecture that’s out there.

The second part of that is to go deeper in those markets, with the technology and the spectrum that’s available, meaning that we go deeper in the major metro areas.

In terms of expansion into other markets, I think it’s premature right now, to lay out how many other markets we’ll take on in ‘06 and ‘07, over the next 90 days or so, we’re going to be focused on the integration of the two companies and really coming out with a strategy that we’d lay out to our board in terms of what growth prospects we have. But obviously what we’re looking for is to grow the company both in the markets that we’re at, as well as expand it to major metro markets once we decide how many and where they are.

RIC PRENTISS:

OK. And then, I want to circle back to one of the first words you used, acceleration, I agree. I think that’s probably what this combination really does. How important was the combination when you look at the auctions that are coming up? Have you had any discussions yet with any potential bidders? Or your sense about how many people might be coming out and needing backhaul out of those auctions that are scheduled to start in about six weeks or so.

MIKE GALLAGHER:	You know we haven’t really focused. That really wasn’t the genesis of this at all. We weren’t focused on who might get other spectrum and who else might enter into this marketplace.

You know, FiberTower has been at this for over five years. If you learn anything about this, that is — to be effective and relevant in this marketplace takes a long time. And anyone that bought spectrum tomorrow it would take a couple of years to really ramp up and get to the position that we’re in now. So we think we have an enormous head start on the rest of the marketplace. And we plan to capitalize on that by serving all three of the marketplaces, the metro, suburban as well as the rural areas. And the combination of the spectrum, the technology and all of the back office infrastructure as well as current willing customers really put us in a great spot.

RIC PRENTISS:	Great, good luck guys.

TOM SCOTT:	Thanks, Ric.

CHORUSCALL:	Our next question comes from Seth Potter with Punk, Ziegel and Company.

SETH POTTER:

Hi, good afternoon. Just a follow up to that, I mean how do you see it accelerating your business plan? You know, what else besides, I guess systems and those — the 12 markets, do you think the combination does for your business, that’s the first question.

And then also, you know, clearly you’ve got a large portfolio of spectrum assets, I mean what else do you think First Avenue and the combination brings, you know, from your side of the business, Mike. Thanks.

MIKE GALLAGHER:

Well it’s two things. One, you know, the customers have been asking us, in particular, the risk of our operational expertise, they love the spectrum, they love the asset, but there was a risk on the operational side. On the other side of the ledger they’ve been asking Scott more about getting deeper into the metro markets, licensed spectrum and other radio technology platforms, that support not just TDM but ATM and IP. And when you look at the portfolio that we’ve now put together, we solved those questions that the customer’s are asking. So I believe that it’s going to really make it easier for us to sell into the marketplace. And now you have a very relevant and substantial company that is going to be here for a long time.

So I think it makes it a much less risky proposition for carriers to make commitments to us.

SETH POTTER:

OK. And then, also is there a potential with the current market that FiberTower is into more quickly offer other services, i.e., metro Ethernet type services. I mean if that’s the case, how long would it take to actually do that?

MIKE GALLAGHER:	It’s hard to predict how long, but of course, it would be easier. They’ve got the installed plant. They’ve got the major hub locations. And obviously, we’re going to look to leverage that opportunity.

SETH POTTER:

One final question in terms of just your architecture, you know you have radios that could do point to multi point, I mean how do you think that’s going to impact, you know, the current architecture as it stands today as the combined company?

MIKE GALLAGHER:

It’s a great problem to have. We’re going to ask the customers what they want. And we have the full portfolio to answer any architecture that they would like to deploy. If they want to go down the TDM path, we’re more than happy to do that. If they want to migrate to ATM or Ethernet, that’s fine. We can go into the dense cores in a very, very cost effective manner. And obviously, we can do the same in the suburban and the rural. So we just have the full portfolio. Customers will drive what technology we deploy. We’re not going to dictate that.

SETH POTTER:	OK. Thank you.

CHORUSCALL:	Our next question comes from David Scially with Kingsford Capital.

DAVID SCIALLY:	Thanks. Scott, can you give us any sense of where your company was in revenues for ‘05? And what you were projecting as growth rates going forward?

SCOTT BRADY:

Yes, I think, what we’re planning on doing as part of the information statement, putting together a more detailed picture of FiberTower, obviously it’s a private company, sharing some of those details through the various disclosures that will happen over the next couple of weeks. So Tom, I don’t know if you want to add anything to that.

DAVID SCIALLY:	Let me (INAUDIBLE), Tom can you give us what the next three or four weeks are going to look like?

TOM SCOTT:

Certainly, the plan today is we’re putting the merger agreement documents on file in an 8-K most likely by the end of this week, early next week with the objective of turning around an 8-K with unaudited pro forma financials for the next couple of weeks. Followed by a full information statement which will have S-1 type disclosure for FiberTower, and obviously First Avenue disclosures are all ready available. So I would look for that within the next four to five weeks.

DAVID SCIALLY:	OK. And will that offer any kind of projections on the forward going, you know, operations for the

TOM SCOTT:	We will not be offering projections at that time, no.

DAVID SCIALLY:	OK. So going back then what’s publicly disclosed is the minority owners have said that they have, you know, losses of X in the first quarter, and that equates to seven million roughly. Should we see north — losses north of there for the next foreseeable future on a quarterly basis.

TOM SCOTT:	We’re not going to be commenting on any going forward results at this time.

DAVID SCIALLY:	OK.

CHORUSCALL:	Again, if you’d like to ask a question, please press star then one on your touch-tone phone. Our next question comes from Ali Motamed with Boston Partners.

ALI MOTAMED:	Hi, what’s the lock-up going to be on the existing shareholders? And is that 51 percent, does that mean they’re basically staying as a group in this so they can retain some level of control?

MIKE GALLAGHER:

We will be filing the lock-up agreements as part of the overall merger agreement in our 8-K in the next couple of days. I will comment and say that there are lock-ups on both sides of both FiberTower and First Avenue and leave it at that for today.

ALI MOTAMED:	Thank you.

CHORUSCALL:	Again, if you’d like to ask a question, please press star then one. Our next question comes from Jane Levy with Seal.

JANE LEVY:

Hi, there. This is a question for FiberTower, have you run this merger by your biggest customers? And what has been their reaction? And how do you expect them to react over the next couple of quarters, until the merger closes?

SCOTT BRADY:

I think in large part the decision to go forward with this merger was driven by what we were hearing from our customers, which was the desire for us to make a bigger impact, you know, both in the individual markets and also in terms of how we scale the business.

I mean our core business was really utilizing licensed common carrier spectrum which was very appropriate for the high capacity, you know, highly co-located sites and kind of suburban and rural part of the market. In order for us to offer a complete solution, quite frankly we needed more tools available to us, and that’s where I think the spectrum is extraordinarily valuable. Where from a multi point perspective, the very (INAUDIBLE) that you see rooftops and so forth in the urban and downtown areas and very high capacity, I think the adjunct or at least the joining of these two technologies really allows us to offer a much broader solution to the customers.

JANE LEVY:	OK. So do you think it’s business as usual until the merger closes?

SCOTT BRADY:

I just finished telling my whole team to put their head down and make sure we hit the numbers we’ve committed to, we bring the sites live and we keep our network quality, where our customer’s are expecting to see it.

JANE LEVY:	Thanks.

SCOTT BRADY:	Any of my employees listening, pay attention.

CHORUSCALL:	Our next question comes from Mark Derussy with Raymond James.

MARK DERUSSY:

Hi, just a point of clarification. Scott, I think you said 1000 sites. Is that a 1000 locations on which you’re located? Or is that 1000 links, or 1000 contracts? Could you give us some contract there?

SCOTT BRADY:	Mark, it’s 1000 physical sites. We’re not talking yet to the number of customer locations that are contained within those sites. Most of them are co-located.

MARK DERUSSY:	Got you. Thanks.

CHORUSCALL:	Again, pressing star then one will allow you to ask a question. Our next question comes from Tim Lash with Third Point Management.

TIM LASH:

Hi, guys. Congratulations on the merger. A quick question on the wireline aspect of what you do the backhaul and so on and so forth, what kind of infrastructure do you have in place? And where do you drop a customer’s traffic off at? Is it a central office, a data center? How does the terrestrial component of what you do, the wireline component work? And what assets do you have in place to address that?

SCOTT BRADY:

So the services — this is Scott Brady, the services we offer to the carriers today is really an end to end solution. So it’s a solution from the cell site, all the way back to their switching location. So the architecture we’re deploying is actually hybrid architecture, wireless and fiber. So we aggregate at, basically fiber exchange points, all of the RF traffic that we collect from multiple carriers into a single fiber point. And at that point, you’re either using lit services from our fiber service partners, or using dark fiber we take that back and drop it off to each of the various locations for the major carriers. So it’s really a complete, from their perspective replacement of their existing facilities and an end to end solution.

Got it, thank you.

MIKE GALLAGHER:	You’re welcome.

CHORUSCALL:	At this time, there appears to be no further questions.

MIKE GALLAGHER:

OK. Well on behalf of the entire team I would like to thank you for your time today. We hope, like all of us, you are enthusiastic about our announcement and we look forward to sharing more information with you about the new company and our thoughts about leveraging the tremendous assets of these companies in the coming months. So thank you again and have a nice day.

SCOTT BRADY:	Thanks guys. I appreciate it.

END